Empire American Realty Trust, Inc.
25 Philips Parkway
Montvale, NJ 07645

May 14, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Philip Rothenberg

Mr. Rothenberg:

Reference is made to your letter, dated May 7, 2010 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement on Form S-11 filed by the Empire American Realty Trust, Inc. (the “Company”) with the Commission on April 15, 2010 (No. 333-160093).   The Company hereby advises the staff of the Commission that it will prepare a letter to respond to the comments contained in the Comment Letter that relate to the Company’s sales literature.  The Company further advises the staff of the Commission that it will not use the sales literature for offers or sales until the Commission has authorized the use of such materials.

Very truly yours,

Empire American Realty Trust, Inc.

By: /s/ Ezra Beyman___________________
      Name: Ezra Beyman
      Title:  Chief Executive Officer and President